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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                AMENDMENT NO. 7
                                      TO
                                SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                                      and

                               AMENDMENT NO. 10
                                      TO
                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934

                           ARV ASSISTED LIVING, INC.
                           (Name of Subject Company)


                             EMERITUS CORPORATION
                                      and
                                  EMAC CORP.
                                   (Bidder)


                     Common Stock, No Par Value Per Share
                (Including the Preferred Share Purchase Rights)
                        (Title of Class of Securities)

                               -----------------

                                   00204C107
                                (CUSIP Number)


                             Raymond R. Brandstrom
                             Emeritus Corporation
                              3131 Elliot Avenue
                                   Suite 500
                          Seattle, Washington  98121
                           Telephone: (206) 298-2909
     (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                                  Copies to:
       Phillip R. Mills, Esq.                      Michael Stansbury, Esq.
        Davis Polk & Wardwell                           Perkins Coie
        450 Lexington Avenue                          1201 Third Avenue
      New York, New York 10017                           Suite 4000
      Telephone: (212) 450-4000                   Seattle, Washington 98101

                               -----------------

                               December 19, 1997
    (Date Tender Offer First Published, Sent or Given to Security Holders)



CUSIP No. 00204C107

1             NAMES OF REPORTING PERSONS

              Emeritus Corporation
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                                 (b) [ ]
3             SEC USE ONLY
4             SOURCE OF FUNDS

              OO
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                [ ]
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              WA
7             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

              1,077,200
8             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
              EXCLUDES CERTAIN SHARES                                [X]
9             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              6.8%
10            TYPE OF REPORTING PERSON

              CO


CUSIP No. 00204C107

1             NAMES OF REPORTING PERSONS

              EMAC Corp.
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                                 (b) [ ]
3             SEC USE ONLY
4             SOURCE OF FUNDS

              OO
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                [ ]
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              DE
7             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

              1,077,200
8             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
              EXCLUDES CERTAIN SHARES                                [X]
9             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

              6.8%
10            TYPE OF REPORTING PERSON

              CO


               This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Statement"), filed December 19, 1997 by Emeritus Corporation, a Washington corporation ("Emeritus"), and EMAC Corp., a Delaware corporation (the "Bidder") and a wholly owned subsidiary of Emeritus, as amended by Amendments No. 1, 2, 3, 4, 5 and 6 relating to the Bidder's offer to purchase all outstanding shares of Common Stock, no par value per share, of ARV Assisted Living, Inc., a California corporation ("ARV"), at $17.50 per share, net to the seller in cash, upon terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Statement. This Amendment No. 7 constitutes Amendment No. 10 to the Report on
Schedule 13D filed October 14, 1997 by Emeritus, as amended. Capitalized terms not separately defined herein shall have the meanings specified in the Statement.

Item 10.  Additional Information.

               (f) On January 22, 1998, Emeritus issued the press release attached hereto as Exhibit (a)(12). The information set forth in the press release is incorporated herein by reference.

               On January 22, 1998, Emeritus sent the letter attached hereto as Exhibit (a)(13) to ARV shareholders. The information set forth in the letter is incorporated herein by reference.

               Item 11.  Material to be Filed as Exhibits

               (a)(12) Press Release, dated January 22, 1998.

               (a)(13) Letter, dated January 22, 1998, from Emeritus to ARV shareholders.






                                   SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 1998


                                         EMERITUS CORPORATION


                                         By:   /s/ Raymond R. Brandstrom
                                            -------------------------------
                                            Name:  Raymond R. Brandstrom
                                            Title: President

                                         EMAC CORP.


                                         By:   /s/ Raymond R. Brandstrom
                                            -------------------------------

                                            Name:  Raymond R. Brandstrom
                                            Title: President